SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  February 2007

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954,
and 333-127491 and Form S-8 Registration Statement File No. 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA Electronic Industries Ltd. Declares 3-for-1 Reverse Stock Split dated February 1, 2007.

                                                                          ITEM 1

Press Release                             Source: Rada Electronic Industries Ltd

RADA Electronic Industries Ltd. Declares 3-for-1 Reverse Stock Split

Thursday February 1, 5:00 pm ET

NETANYA, Israel, February 1 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (NASDAQ: RADI - News), announced today that a three (3)-for-one (1) reverse stock split (the "Reverse Split") and corresponding decrease in the authorized capital stock of the Company from 49,000,000 ordinary shares, par value NIS
0.005 to 16,333,333 ordinary shares, par value NIS 0.015 was approved by the Company's shareholders on January 29, 2007. The Reverse Split will become effective at the open of trading on February 14, 2007 (the "Effective Date"). The record date for the Reverse Split is February 13, 2007.

As a result of the Reverse Split, on the Effective Date each holder of ordinary shares will be entitled to receive one share for each three shares held immediately prior to the Effective Date. No fractional shares will be issued.

Promptly after the Effective Date, the Company's transfer agent, American Stock Transfer & Trust Company, will mail letters of transmittal to the Company's stockholders on the Effective Date, which will describe the procedures for surrendering stock certificates in exchange for a new certificate representing the Company's shares on a post-Reverse Split basis. In order to receive a new stock certificate, holders of the Company's stock certificates must deliver their stock certificates and a properly completed letter of transmittal to the Company's exchange agent, American Stock Transfer & Trust Company, Inc. Upon receipt of the stock certificates and properly completed letters of transmittal, the transfer agent will, where applicable, deliver the new stock certificates to the shareholders of the Company.

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armored vehicles.


Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    Company Contact:
    Zvika Alon (V.P Business Development)
    Tel: +972-9-892-1111
    alon_zvika@rada.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                     (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: February 2, 2007